

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Craig A. Lampo
Chief Financial Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492

   **Re: Amphenol Corporation**
     **Form 10-K for Fiscal Year Ended December 31, 2021**
     **February 9, 2022**
     **File No. 001-10879**

Dear Mr. Lampo:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your 2021 Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Sustainability Report.

Risk Factors, page 14

2. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.

3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

4.    It appears you have identified climate-related projects in your Sustainability Report. Please tell us about and quantify past and/or future capital expenditures for climate-related projects for each of the periods for which financial statements are presented in your Form 10-K and those planned for future periods.

5.    To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
   • decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   • increased demand for goods that result in lower emissions than competing products;
   • increased competition to develop innovative new products that result in lower emissions; and
   • increased demand for generation and transmission of energy from alternative energy sources.
   Also, disclosure on page 23 of your Form 10-K appears to address reputational risks related to regulatory changes surrounding greenhouse gas emissions and other climate change-related laws and regulations.  Tell us how you considered providing disclosure regarding reputational risks as an indirect consequence of climate-related business trends.

6.    We note your disclosure on page 16 regarding the impacts of extreme weather conditions and natural disasters, including those caused by climate change.  Please further discuss the physical effects of climate change on your operations and results, such as weather-related damages to your property or operations, and weather-related impacts on the cost or availability of insurance.  Include quantitative information with your response for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

7.    Tell us about and quantify any compliance costs related to climate change during the periods for which financial statements are presented in your Form 10-K and explain whether increased amounts are expected in future periods.

8.    If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.  Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at (202) 551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing